

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 6, 2018

Via E-Mail
Juan Pablo Tardio
Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave., Suite 1400
Tulsa, Oklahoma 74119

> Re: **Helmerich & Payne, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2017**
> **Filed November 22, 2017**
> **File No. 001-04221**

Dear Mr. Tardio:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2017

Notes to Consolidated Financial Statements, page 54

Note 1 – Summary of Significant Accounting Policies, page 54

Valuation of Long-Lived Assets, page 56

1.   You disclose on page 11 that you assessed your idle drilling rigs as of September 30, 2017 and determined no additional impairment charges were necessary. Describe, in reasonable detail, the methodologies, estimates and assumptions underlying your assessment, including the extent to which assets were grouped and the basis for any such grouping. As part of your response, explain how your assessment took into consideration factors such as historical and future expectations for rig utilization levels and rig fleet status, the continued decline in your backlog and increase in the percentage of such backlog not reasonably expected to be filled. In this regard, we note that your investor

presentation dated October 4, 2017 indicated that 55% of available rigs were contracted as of October 4, 2017 and that in your International Land Operations, 22 of 38 rigs were idle as of October 4, 2017. See FASB ASC paragraphs 360-10-35-23 and 360-10-35-29 through 360-10-35-35.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources